Fortuna reports production of 1.8 million ounces of silver and 9,751 ounces of gold for third quarter 2014

Vancouver, October 9, 2014-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) (BVL: FVI) (Frankfurt: F4S.F) today announces production figures from its two underground mines in Latin America, the San Jose mine in Mexico and the Caylloma mine in Peru.  In the third quarter of 2014, the company delivered 1.8 million ounces of silver, 9,751 ounces of gold plus base metal by-products. Year to date, the company has delivered 5 million ounces of silver and 26,420 ounces of gold. With current production results, silver and gold productions should exceed annual guidance by 9 percent and 8 percent respectively.

Jorge A. Ganoza, President and CEO, commented: “It is with great satisfaction that we see how our teams continue to capture opportunities to improve on our cost performance and annual production guidance. This operating performance translates directly to our bottom line results.” Mr. Ganoza continued, “We continue moving forward with our plans to expand the San Jose mine to three thousand tonnes per day capacity by mid-2016. With the San Jose expansion, Fortuna will be targeting a consolidated annual production rate of approximately nine million ounces of silver and fifty thousand ounces of gold.” Mr. Ganoza added, “So far this year, we have been benefitting from the right commodity mix at our Caylloma mine. We have mitigated the impact of twenty-two percent lower silver prices for the year by gearing the mine towards base metal zones. Zinc production is up twenty-five percent against budget at a time when zinc prices are up twenty-three percent against our budget and twenty-two percent for the year.”

Third Quarter Production Highlights

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Silver production of 1,803,827 ounces; 63 % increase over Q3 2013

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Gold production of 9,751 ounces; 116 % increase over Q3 2013

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Lead production of 4,213,192 pounds; 11 % decrease over Q3 2013

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Zinc production of 7,148,465 pounds; 11 % increase over Q3 2013

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Cash cost* for San Jose is US$62.6/t; 7 % decrease over annual guidance of US$67.1/t

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Cash cost* for Caylloma is US$91.1/t; 3 % increase over annual guidance of US$88.3/t

Consolidated Operating Highlights

	Third Quarter 2014			Third Quarter 2013
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled (t)	117,728	177,112		117,111	102,088
Average tpd milled	1,308	2,015		1,301	1,200
Silver**
Grade (g/t)	181	239		180	184
Recovery (%)	85.84	89.42		84.06	88.86
Production (oz)	588,727	1,215,100	1,803,827	568,722	536,191	1,104,914

 (*)   Preliminary estimates of cash operating costs, subject to modification on final cost consolidation

(**)  Caylloma mine Ag recovery in Pb concentrate

	Third Quarter 2014			Third Quarter 2013
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.29	1.83		0.34	1.37
Recovery (%)	36.35	89.54		43.03	88.38
Production (oz)	399	9,352	9,751	545	3,970	4,515
Lead
Grade (%)	1.76			1.97
Recovery (%)	92.40			93.15
Production (lbs)	4,213,192		4,213,192	4,729,912		4,729,912
Zinc
Grade (%)	3.05			2.84
Recovery (%)	90.23			88.31
Production (lbs)	7,148,465		7,148,465	6,467,987		6,467,987

San Jose Mine, Mexico

Silver and gold productions for the quarter were 16 % and 17 % above budget respectively. Average head grade for silver was 239 g/t or 15 % above plan and for gold was 1.83 g/t or 16 % above budget. The increase in silver and gold head grades is due to mining in areas of the stockwork with higher grade concentration, in accordance with the resource model. Metallurgical recovery for silver was 89.42 % and for gold was 89.54%, in line with budget.

Caylloma Mine, Peru

Silver production for the quarter was 13 % above budget and average head grade was 181 g/t or 7 % above plan. Metallurgical recovery for silver was 85.84 % or 5 % above budget. Zinc production was 25 % above budget and average head grade was 3.05 % or 21 % above plan. The variance in zinc head grade is due to higher mining contribution from levels 10 and 12 in the Animas silver-polymetalic vein. Metallurgical recovery for zinc was 90.23 % or 3 % above budget.

Qualified Person

Boris G. Caro, Technical Services Corporate Manager, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Mr. Caro is a Member of Australasian Institute of Mining and Metallurgy (Membership Number 305462) and a Registered Member of the Chilean Mining Commission (Registered Member Number 0229) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities throughout the Americas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- T (Lima): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about estimated production and the future financial or operating performance of the Company. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimates”, “subject”, “calculated” or statements that events, “should, “will” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; political unrest or instability in countries where Fortuna is active; labor relations issues as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to estimates of future production levels; expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.